

10030053

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66753

RECEIVED MAR 2 6 2010

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WoodRock Securities, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4265 San Felipe, Suite 600
(No. and Street)

Houston	Texas	77027
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harper & Pearson Company, P.C.
(Name – *if individual, state last, first, middle name*)

One Riverway, Suite 1000	Houston	Texas 77056	
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John H. Diesel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WoodRock Securities, LP, as of March 22, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Sandra Gail Smith
Notary Public,
State of Texas
Comm. Exp. 01-25-14

Signature

Chief Financial Officer/FINOP

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



HARPER & PEARSON
COMPANY, P.C. CERTIFIED PUBLIC ACCOUNTANTS

REPORT ON INTERNAL CONTROL STRUCTURE
REQUIRED BY SEC RULE 17 A-5 FOR A
BROKER-DEALER CLAIMING AN EXEMPTION
FROM SEC RULE 15C3-3

March 22, 2010

The Partners
WoodRock Securities, L.P.

In planning and performing our audit of the financial statements and supplemental schedules of WoodRock Securities, L.P. (the Partnership), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

One Riverway · Suite 1000 · Houston, Texas 77056-1973 · 713.622.2310 · 713.622.5613 fax
harperpearson.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Partnership's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the partners, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be an should not be used by anyone other than these specified parties.

Harper & Pearson Company, P.C.

Houston, Texas



HARPER & PEARSON
COMPANY, P.C. CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON APPLYING AGREED UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

March 22, 2010

To the Partners
WoodRock Securities, L.P.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by WoodRock Securities, L.P. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating WoodRock Securities, L.P.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). WoodRock Securities, L.P.'s management is responsible for WoodRock Securities, L.P.'s compliance with those requirements. This agreed upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. We compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries including the general ledger detail and cash disbursements journal noting no differences.
2. We compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009 noting no differences.
3. We compared adjustments reported in Form SIPC-7T with supporting schedules and working papers including the general ledger detail.
4. We proved the arithmetical accuracy of the calculation reflected in Form SIPC-7T and in the related schedules and working papers including general ledger detail and quarterly Focus reports supporting the adjustments noting no differences.
5. We compared the amount of overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting overpayments were not applicable for this report.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties

Harper & Pearson Company, P.C.

Houston, Texas

One Riverway · Suite 1000 · Houston, Texas 77056-1973 · 713.622.2310 · 713.622.5613 fax
harperpearson.com



HARPER & PEARSON
COMPANY, P.C. CERTIFIED PUBLIC ACCOUNTANTS

March 22, 2010

Hank Diesel
WoodRock Securities, L.P.
4265 San Felipe, Suite 600
Houston, Texas 77027

Mr. Hank Diesel,

In planning and performing our audit of the financial statements of WoodRock Securities, L.P. (the Partnership) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Our consideration of internal control was for the limited purpose described in the preceding paragraph and was not designed to identify all deficiencies in internal control that might be significant deficiencies or material weaknesses and, therefore, there can be no assurance that all such deficiencies have been identified. However, as discussed below, we identified certain deficiencies in internal control that we consider to be significant deficiencies.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis. We did not identify any deficiencies in internal control that we consider to be material weaknesses.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. We consider the following deficiencies in the Partnership's internal control to be significant deficiencies:

During our audit, we noted the Texas margin tax had not been recorded during the year resulting in an audit adjustment at year end. Although the adjustment did not effect the net capital computation at year-end, we recommend the recording of Texas margin tax be performed at the end of each month to prevent any possible net capital violations.

Segregation of Duties

We noted the person performing the bank reconciliations is not independent of the cash processing or recording in the general ledger. Properly prepared bank reconciliations are generally recognized as standard internal control procedures to detect mistakes in the accounting records are well as provide indications of any misdirection of funds.

One Riverway · Suite 1000 · Houston, Texas 77056-1973 · 713.622.2310 · 713.622.5613 fax
harperpearson.com

To be completely effective, the bank reconciliation should be performed by persons independent of cash processing or recording in the general ledger. Due to the limited number of administrative and accounting staff, it may not be feasible to completely separate the responsibilities mentioned above. However, we strongly recommend this segregation of duties be accomplished in order to reduce the possibility of error or misstatements due to fraud.

We recommend someone independent of cash processing and recording in the general ledger receive a copy of the unopened bank statements and inspect the items for errors and irregularities. This is an effective detection control and is only effective if the review includes detailed scrutiny of the disbursements and investigation of any unusual items.

We reported this finding previously in our management letter issued for the financial statements for December 31, 2008.

This communication is intended solely for the information and use of management and others within the Partnership, and is not intended to be and should not be used by anyone other than these specified parties.



HARPER & PEARSON COMPANY, P.C.



HARPER & PEARSON
COMPANY, P.C. CERTIFIED PUBLIC ACCOUNTANTS

March 22, 2010

Hank Diesel
WoodRock Securities, L.P.
4265 San Felipe, Suite 600
Houston, Texas 77027

We have audited the financial statements of WoodRock Securities, L.P. (the Partnership) for the year ended December 31, 2009, and have issued our report thereon dated March 22, 2010. Professional standards require that we provide you with information about our responsibilities under generally accepted auditing standards, as well as certain information related to the planned scope and timing of our audit. We have communicated such information in our letter to you dated October 21, 2009. Professional standards also require that we communicate to you the following information related to our audit.

Our Responsibility under U.S. Generally Accepted Auditing Standards

As stated in our engagement letter dated October 21, 2009, our responsibility, as described by professional standards, is to express an opinion about whether the financial statements prepared by management with your oversight are fairly presented, in all material respects, in conformity with U.S. generally accepted accounting principles. Our audit of the financial statements does not relieve you or management of your responsibilities.

Planned Scope and Timing of the Audit

We performed the audit according to the planned scope and timing previously communicated to you in our engagement letter dated October 21, 2009.

Significant Audit Findings

Qualitative Aspects of Accounting Practices

Management is responsible for the selection and use of appropriate accounting policies. The significant accounting policies used by the Partnership are described in Note A to the financial statements. No new accounting policies were adopted and the application of existing policies was not changed during 2009. We noted no transactions entered into by the Partnership during the year for which there is a lack of authoritative guidance or consensus. All significant transactions have been recognized in the financial statements in the proper period.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Corrected and Uncorrected Misstatements

Professional standards require us to accumulate all known and likely misstatements identified during the audit, other than those that are trivial, and communicate them to the appropriate level of management. We are pleased to report that were no misstatements noted as a result of our audit procedures.

One Riverway · Suite 1000 · Houston, Texas 77056-1973 · 713.622.2310 · 713.622.5613 fax
harperpearson.com

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a financial accounting, reporting, or auditing matter, whether or not resolved to our satisfaction, that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

Management Representations

We have requested certain representations from management that are included in the management representation letter dated March 22, 2010.

Management Consultations with Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Partnership's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Other Audit Findings or Issues

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Partnership's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

This information is intended solely for the use of the Partners and management of WoodRock Securities, L.P. and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,



HARPER & PEARSON COMPANY, P.C.

SIPC-7T (29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T (29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066753 FINRA DEC
WOODROCK SECURITIES LP 15*15
4265 SAN FELIPE ST STE 600
HOUSTON TX 77027-2918

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Sandy Smith (713) 654-0912

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 3,127.10

   B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (3,025.00)
   1/20/09 & 7/16/09
   Date Paid

   C. Less prior overpayment applied ( )

   D. Assessment balance due or (overpayment) 102.10

   E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

   F. Total assessment balance and interest due (or overpayment carried forward) $ 102.10

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 102.10

   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Woodrock Securities LP
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Designated Principal
(Title)

Dated the 24 day of February, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 12/31, 20 09
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,265,496.60
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	1,265,496.60
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
Interest Income	146.60
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	146.60
2d. SIPC Net Operating Revenues	$ 1,250,836.60
2e. General Assessment @ .0025	$ 3,127.10

(to page 1 but not less than $150 minimum)

WOODROCK SECURITIES, L.P.

FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008

CONTENTS



HARPER & PEARSON
COMPANY, P.C. CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Partners
WoodRock Securities, L.P.
Houston, Texas

We have audited the accompanying statements of financial condition of WoodRock Securities, L.P. (the Partnership) as of December 31, 2009 and 2008 and the related statements of operations, changes in partners' capital and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WoodRock Securities, L.P. as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harper & Pearson Company, P.C.

Houston, Texas
March 22, 2010

One Riverway · Suite 1000 · Houston, Texas 77056-1973 · 713.622.2310 · 713.622.5613 fax
harperpearson.com

ASSETS

	2009	2008
Cash and cash equivalents	$ 6,655	$ 6,621
Advance - limited partner	-	40,511
Prepaid expenses - limited partner	125,020	1,230
TOTAL ASSETS	$ 131,675	$ 48,362

PARTNERS' CAPITAL

	2009	2008
PARTNERS' CAPITAL	$ 131,675	$ 48,362

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
Commissions and other revenues	$ 1,265,497	$ 30,815
Management fee and administrative expense	1,185,934	55,279
Net income (loss)	$ 79,563	$ (24,464)

The accompanying notes are an integral part of the financial statements.

WOODROCK SECURITIES, L.P.
STATEMENTS OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	Limited Partner	General Partner	
	Woodrock, LLC	WoodRock Holdings GP LLC	Total
Balance, December 31, 2007	$ 69,254	$ 700	$ 69,954
Contributions	15,655	158	15,813
Distribution to partners	(12,812)	(129)	(12,941)
Net loss	(24,219)	(245)	(24,464)
Balance, December 31, 2008	47,878	484	48,362
Contributions	3,713	38	3,750
Net income	78,767	796	79,563
Balance, December 31, 2009	$ 130,358	$ 1,317	$ 131,675

The accompanying notes are an integral part of the financial statements.

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash received from customers	$ 1,265,497	$ 30,815
Cash paid for management fees and expenses	(1,309,724)	(55,279)
Net cash provided (used) provided by operating activities	(44,227)	(24,464)
CASH FLOWS FROM FINANCING ACTIVITIES		
Advances to partner	40,511	20,450
Contributions from partners	3,750	15,813
Expenses paid by partners	-	(12,941)
Net cash (used) provided by financing activities	44,261	23,322
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	34	(1,142)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	6,621	7,763
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 6,655	$ 6,621
RECONCILIATION OF NET INCOME (LOSS) TO NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES		
Net income (loss)	$ 79,563	$ (24,464)
(Increase) decrease in prepaid expenses - limited partner	(123,790)	-
Net cash provided (used) by operating activities	$ (44,227)	$ (24,464)

The accompanying notes are an integral part of the financial statements.

NOTE A BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business – WoodRock Securities, L.P. (a Texas limited partnership) ("the Partnership"), located in Houston, Texas, is a private investment banking firm. Accordingly, the Partnership has claimed an exemption from Rule 15c3-3 under section (K)(2)(i). The Partnership is registered as a Broker-Dealer with the Securities and Exchange Commission, and a member of the Financial Industry Regulatory Authority (FINRA).

The Partnership maintains its accounts on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States. Accounting principles followed by the Partnership and the methods of applying those principles which materially affect the determination of financial position, results of operations and cash flows are summarized below:

Statement Presentation – The unclassified statement of financial condition is presented in accordance with industry standards.

Estimates – The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents – The Partnership considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Income Taxes – The Partnership's income, losses, and tax credits will be included in the income tax returns of the Partners. Accordingly, the Partnership does not record a provision for Federal income taxes. Texas margin taxes are accrued in the period incurred.

Accounting for Uncertain Tax Positions – Generally accepted accounting principles (GAAP) provides detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise's financial statements. GAAP requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. The Partnership believes that all significant tax positions utilized by the Partnership will more likely than not be sustained upon examination.

Revenue Recognition – Commissions are recognized when transactions settle and receivables are recorded at that time.

Subsequent Events – The Partnership has evaluated subsequent events through March 22, 2010, the date the financial statements were issued. No subsequent events occurred, which require adjustment or disclosure to the financial statements at December 31, 2009.

NOTE B PARTNERSHIP AGREEMENT

The Partnership was formed October 28, 2003. The general partner of the Partnership is WoodRock Holdings GP LLC, and the limited partner is WoodRock, LLC.

The general partner has an ownership interest of 1% and the limited partner has a 99% interest.

All Partnership profits, losses and distributions are to be allocated to the partners in proportion to their respective percentage interests.

NOTE C MANAGEMENT AGREEMENT

The Partnership entered into a management agreement with WoodRock, LLC, a company related through common ownership, whereby WoodRock, LLC will provide administrative and operational services, facilities, furniture and pay all overhead expenses of the Partnership.

WoodRock, LLC will receive an incremental allocation services fee of $1,500 per month and a proportional allocation service fee equal to 90% of the monthly adjusted net operating income of the Partnership. The service fees may be waived by WoodRock, LLC. Service fees and expense allocations for 2009 and 2008 were approximately $1,150,000 and $45,000, respectively. At December 31, 2009 and 2008, the Partnership had advanced $125,020 and $40,511, respectively to WoodRock, LLC for services to be rendered in the future. As a result of the FINRA exam during 2009, the management agreement is in the process of being amended.

NOTE D NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Partnership is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2009 and 2008, the Partnership had a net capital of $6,650 and $6,621, respectively and a net capital requirement of $5,000. The Partnership's ratio of aggregate indebtedness to net capital was -0- at December 31, 2009 and 2008. The Securities and Exchange Commission permits a ratio for the Partnership at this time of no greater than 15 to 1.

NOTE E CONCENTRATIONS AND CREDIT RISK

The Partnership's bank balances are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. It is the Partnership's practice to utilize high net worth financial institutions to minimize its credit risk.

Generally, no collateral or other security is required to support trade receivables or advances to limited partner. At December 31, 2009 and 2008, management determined that no allowance for doubtful accounts was required. For the year ended December 31, 2009, revenue from one customer represented 96% of the Partnership's commission income.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

NET CAPITAL	
Total partners' capital qualified for net capital	$ 131,675
Total capital and allowable subordinated liabilities	131,675
Deductions and/or charges	
Nonallowable assets:	
Prepaid expenses - limited partner	(125,020)
Other deductions and/or charges	(5)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION	6,650
Haircuts on securities	-
Net capital	$ 6,650
COMPUTATION ON BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ -
Minimum dollar net capital requirement	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Excess net capital	$ 1,650
Ratio: Aggregate indebtedness to net capital	N/A

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2009, filed with the Securities and Exchange Commission by the Partnership on Part IIA of Form X-17a-5.

See independent auditor's report.

SCHEDULE II
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

NET CAPITAL	
Total partners' capital qualified for net capital	$ 48,362
Total capital and allowable subordinated liabilities	48,362
Deductions and/or charges	
Nonallowable assets:	
Advance - limited partner	(40,511)
Prepaid expenses - limited partner	(1,230)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION	6,621
Haircuts on securities	-
Net capital	$ 6,621
COMPUTATION ON BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ -
Minimum dollar net capital requirement	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Excess net capital	$ 1,621
Ratio: Aggregate indebtedness to net capital	N/A

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2008, filed with the Securities and Exchange Commission by the Partnership on Part IIA of Form X-17a-5.

See independent auditor's report.

Exemption Provisions

The Partnership has claimed an exemption from Rule 15c3-3 under Section (k)(2)(i), in which a "Special Account for the Exclusive Benefit of Customers" is maintained.

See independent auditor's report.